Exhibit 99.50

News Release
Theratechnologies and Ferrer Announce a Distribution & Licensing Agreement for Tesamorelin
in Europe
Montréal, Canada and Barcelona, Spain — February 3, 2011—Theratechnologies (TSX: TH) and Ferrer Internacional S.A. (“Ferrer”) announced today that they have entered into a distribution and licensing agreement providing Ferrer with the commercialization rights to tesamorelin in Europe, Russia, South Korea, Taiwan and certain central Asian countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Ferrer is a privately-held international pharmaceutical company based in Barcelona, Spain, which operates in over 60 countries.
Terms of the Agreement
Under the terms of the agreement, Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories subject to the agreement. Theratechnologies will be responsible for the manufacture and supply of tesamorelin to Ferrer. Ferrer will purchase tesamorelin at a transfer price equal to the higher of a significant percentage of the net selling price and a predetermined floor price. Theratechnologies has the option to co-promote tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Theratechnologies has kept all development rights to tesamorelin for other indications and will be responsible for conducting research and development for any additional programs. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.
“With signed partnerships in the major markets, we have met our corporate objectives and have positioned Theratechnologies extremely well for future growth,” commented Mr. John-Michel T. Huss, President and CEO of Theratechnologies. “In 2010, Ferrer had over $1 billion in sales and was amongst the fastest growing pharmaceutical companies in Europe with a 16% growth rate in international sales,” continued Mr. Huss. “Furthermore, Ferrer’s regulatory expertise has resulted in many European active registration dossiers which I believe will be an important driver to the future success of tesamorelin in Europe. Undoubtedly, Ferrer’s dynamism and strong collaborative spirit will be important in the commercial success of tesamorelin in these regions. I am assured that with Ferrer at our side, patients in these territories will have access to tesamorelin as rapidly as possible,” concluded Mr. Huss.
“Market trends are clear,” said Jordi Ramentol, CEO of Ferrer, “the future will be determined by the ability of new treatments to address unmet clinical needs and tesamorelin is an excellent example of such an approach. We are excited about this opportunity to sign this agreement with Theratechnologies for the commercialization of tesamorelin in these territories,” commented Mr. Ramentol. “It is also of great pride to
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

be able to offer tesamorelin, upon approval, to healthcare professionals and patients,” concluded Mr. Ramentol.
Conference Call and Webcast
The Company will hold a conference call and webcast February 3 at 8:30 a.m. to discuss this strategic agreement. To participate, please dial: 1-416-981-9017 or 1-800-738-1032 (toll free). Please dial-in five minutes prior to the teleconference in order to ensure your participation. The webcast will be available on the Company’s website at http://www.theratech.com or at http://www.gowebcasting.com/2192. A replay of the conference call will be available from 10:30 a.m. today, February 3, 2011, until February 17, 2011 at 11:59 p.m. at the following number: 1-416-626-4100, pass code 21510203# or 1-800-558-5253, pass code 21510203#. The webcast will be posted for 15 days at the link indicated above.
About tesamorelin
Tesamorelin is an analogue of the human growth hormone releasing factor (“GRF”) shown to reduce excess abdominal fat in HIV-infected patients with lipodystrophy. GRF is a hypothalamic peptide that acts on the pituitary cells in the brain to stimulate the synthesis and release of endogenous growth hormone. Tesamorelin is approved for sale for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States alone and in no other country, including Canada. Tesamorelin is being exclusively commercialized in the United States by EMD Serono under the brand name EGRIFTA®.
About HIV-Associated Lipodystrophy
Several factors, including a patient’s antiretroviral drug regimen and the HIV virus itself, are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes. The changes in body composition may include accumulation of excess abdominal fat accumulation, which is known as abdominal lipohypertrophy.
About Theratechnologies
Theratechnologies (TSX:TH) is a biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides. The Company targets unmet medical needs in specialty markets where its commercialization strategy is to retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, an analogue of the human growth hormone releasing factor, was recently approved by the U.S. Food and Drug Administration as the only treatment for excess abdominal fat in HIV-infected patients with lipodystrophy. Tesamorelin is being exclusively commercialized in the United States by EMD Serono for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy under the brand name EGRIFTA®. Theratechnologies granted the exclusive distribution rights to tesamorelin in Latin America, Africa and the Middle East to sanofi-aventis for the treatment of excess abdominal fat in HIV-infected patient with lipodystrophy.
For more information on Theratechnologies, please visit www.theratech.com
About Grupo Ferrer
Grupo Ferrer is a privately-held European R&D-based pharmaco-chemical and medical device company headquartered in Barcelona, Spain. Founded in 1959, the group encompasses today 45 companies developing its activities in Europe, Latin America, Africa, Middle East, Asia and the United States. In total, Ferrer’s human healthcare products are being commercialized in 93 countries through 26 direct subsidiaries (including Joint Ventures) and 70 partners and distributors.
Ferrer carries out activities throughout the full value chain of the pharma business, from R&D to international marketing, including fine chemicals development and both raw material and pharmaceutical product manufacturing. For this purpose, Ferrer Grupo has research centres in Spain and Germany, as well as manufacturing sites in Europe and Latin America.
Ferrer’s regulatory expertise has resulted in more than 400 active registration dossiers in Europe, including high added-value products for orphan and life-threatening diseases.
The aim of Ferrer’s corporate strategy is to establish alliances and long-term relationships with biotechnology and pharmaceutical companies within its strategic therapeutic areas. The company holds a long track record of agreements signed with big multinationals as well as with medium size pharmaceutical companies and small biotech or R&D base companies.
Ferrer also has in its portfolio a range of products that provide an excellent level of synergy with tesamorelin. In the area of HIV, the company currently commercializes Targretin (bexarotene) and Panretin (alitretinoin), in respiratory, Oslif (indacaterol) for COPD and Aeriseal for emphysema, and various products in metabolism (diabetes, bone metabolism and dyslipidemias). The company has experience with high value-added products, for very specific indications (i.e., Remodulin for PPH) that may have specific requirements in terms of administration (injectables, subcutaneous pumps, etc.) and that require a cold chain distribution (i.e. Aeriseal).
For more information on Ferrer, please visit www.ferrergrupo.com.
Theratechnologies’ Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the growth of Theratechnologies, the regulatory approval of tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe and in the other territories mentioned herein, and the commercialization of tesamorelin in Europe.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The assumptions used in making such forward-looking information include, among others, that regulatory agencies in countries outside of the United States will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, and that Ferrer will be successful in the commercialization of tesamorelin in Europe for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. These risks and uncertainties include, but are not limited to: the risk that tesamorelin is not approved by regulatory agencies outside of the United States, or even if approved, the risk that tesamorelin is not accepted by the marketplace where it will be commercialized and as such, results in weak sales of the product which may impact the Company’s growth.
The Company refers potential investors to the “Risks and Uncertainties” section of its Annual Information Form (the “AIF”) dated February 23, 2010. The AIF is available at www.sedar.com under the Company’s public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents the Company’s expectations as of that date.

Theratechnologies Contact:	Ferrer Contact:
Andrea Gilpin	María Real Bela
Vice President, IR & Communications	Accounts Director
Theratechnologies Inc.	Phone: +34 91. 411.13.47
Phone: 514-336-7800 x 205	mariareal@cariotipomh5.com
communications@theratech.com

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